Exhibit 99.1

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

NICE Systems Sets New Records for Third Quarter 2007

Record non-GAAP highlights for the third quarter 2007:
—	Revenues climb to a record of $133 million
—	Record revenues in security business
—	Strong demand for NICE SmartCenter with a focus on interaction analytics
—	EPS at $0.38; with record net income of $21 million, up 31% year-over-year

Ra’anana, Israel, November 07, 2007 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions and transactions to drive performance, today announced results for the third quarter of 2007.

Third quarter 2007 non-GAAP revenues reached a record $132.9 million, representing an increase of 18.5% from $112.2 million in the third quarter of 2006.

Non-GAAP gross margin in the third quarter 2007 reached 63.4%, up from 60.6% in the third quarter of 2006; and non-GAAP gross profits were a record $84.3 million, up 24.0% from $67.9 million in the third quarter of 2006.

Non-GAAP operating margin in the third quarter 2007 reached 17.1%, up from 15.9% in the third quarter 2006. Operating income on a non-GAAP basis in the third quarter 2007 increased by 27.5% to $22.7 million, from $17.8 million in the third quarter of 2006.

Third quarter 2007 non-GAAP net income reached a record $21.0 million, representing a 30.8% increase from $16.0 million in the third quarter of 2006. Non-GAAP earnings per fully diluted share for the quarter were a record $0.38, up from $0.31 in the third quarter of 2006.

Non-GAAP results for the third quarter 2007 exclude the fair value adjustment on acquired deferred revenues of $0.8 million net of taxes, the amortization of acquired intangible assets and write-off of acquired in-process research and development of $7.3 million, net of taxes and stock based compensation expenses of $3.5 million, net of taxes and acquisition related compensation expenses of $0.2 million.

On a GAAP basis: third quarter 2007 revenue was $131.7 million, up from $107.5 million in the third quarter of 2006. Third quarter 2007 gross margin was 60.6%, compared with 56.2% in the third quarter of 2006; operating profit was $8.4 million, up from an operating loss of $6.9 million, in the third quarter of 2006; and third quarter 2007 net income was $9.2 million, or $0.17 per fully diluted share, compared with net loss of $5.4 million, or $0.11 per share, on a fully diluted basis, for the third quarter of 2006.

Total cash and equivalents as of September 30, 2007 reached $357.8 million, compared with $356.4 million as of June 30, 2007. Third quarter 2007 operating cash flow was $35.7 million.

“The third quarter of 2007 was a record one for NICE, both on the top and bottom line, capping off another quarter of excellent performance,” said Haim Shani, Chief Executive Officer of NICE. “The quarter was marked by continuing demand for our enterprise sector solutions, a growing pipeline of large-scale security projects and by record revenues in our security business. Looking ahead to 2008, we expect to further increase our revenues and profitability.”

Guidance for fourth quarter and year 2007:

Fourth quarter 2007 non-GAAP revenues are expected to be in the range of $142 – $146 million, and non-GAAP EPS is expected to be in the range of $0.36 – $0.40 per fully diluted share. Updated guidance for year 2007 non-GAAP revenues is at $519-523 million, and non-GAAP EPS to be in the range of $1.41 – $1.45 per fully diluted share.

First time guidance for year 2008:

2008 non-GAAP revenues are expected to be in the range of $615 – $630 million, and non-GAAP EPS is expected to be in the range of $1.65 – $1.75 per fully diluted share.

Conference Call
NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). Participants may access the conference call by dialing US toll-free +1-888-281-1167 or +1-800-994-4498; international: +972-3-918-0610; Israel: 03-918-0610. The call will also be broadcast live on the internet via NICE’s website at www.nice.com. A telephone replay will be available for up to 72 hours, starting from three hours after the call, by dialing one of the following numbers: US Toll-free: + 1-888-326-9310; international: + 972-3-925-5930; Israel: 03-925-5930.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in-process research and development write-off, stock based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigns to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Reconciliation between the results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis).

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Unaudited

Revenue
Product	$69,353	$80,420	$188,171	$229,921
Services	38,126	51,242	104,925	143,875

Total revenue	107,479	131,662	293,096	373,796

Cost of revenue
Product	23,266	22,438	62,133	64,456
Services	23,846	29,403	66,006	84,856

Total cost of revenue	47,112	51,841	128,139	149,312

Gross Profit	60,367	79,821	164,957	224,484

Operating Expenses:
Research and development, net	11,909	14,438	32,329	41,137
Selling and marketing	25,167	30,527	66,593	85,866
General and administrative	15,666	20,656	41,815	61,199
Amortization of acquired intangible assets	1,843	2,103	3,069	5,795
In-process research and development	12,670	3,710	12,882	3,710

Total operating expenses	67,255	71,434	156,688	197,707

Operating income	(6,888)	8,387	8,269	26,777

Financial income, net	2,138	3,920	10,069	10,606
Other income, net	374	3	451	60

Income before taxes on income	(4,376)	12,310	18,789	37,443
Income tax expense	1,027	3,078	6,332	8,314

Net income	$(5,403)	$9,232	$12,457	$29,129

Basic income per share	$(0.11)	$0.17	$0.25	$0.56

Diluted income per share	$(0.11)	$0.17	$0.24	$0.54

Weighted average number of shares
outstanding used to compute:

Basic income per share	49,649	53,052	49,209	52,134
Diluted income per share	49,649	54,743	51,666	54,121

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Unaudited

GAAP net income	$(5,403)	$9,232	$12,457	$29,129

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	2,268	849	2,280	1,390
Service Revenue	2,406	339	2,406	1,799

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	2,554	2,541	4,714	7,497
included in operating expense	1,843	2,103	3,069	5,795
included in research and development	-	96	-	96
included in general and administrative expense	-	74	-	74

Equity based compensation expense
included in cost of product	80	58	210	378
included in cost of services	262	665	730	1,851
included in research & development	309	682	894	1,914
included in sales & marketing	789	1,452	2,134	4,193
included in general & administrative	1,490	1,722	4,075	6,186

Write-off of acquired in-process research & development	12,670	3,710	12,882	3,710

Legal settlement	(350)	-	(350)	-

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation and acquired
deferred revenue	(2,885)	(2,561)	(4,100)	(6,672)

Non-GAAP net income	$16,033	$20,962	$41,401	$57,340

Non-GAAP basic income per share	$0.32	$0.40	$0.84	$1.10

Non-GAAP diluted income per share	$0.31	$0.38	$0.80	$1.05

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic income per share	49,649	53,052	49,209	52,134
Non-GAAP diluted income per share (b)	52,248	55,369	52,075	54,588

(a) Includes US$170 compensation expenses related to the acquisitions.

(b) For Non-GAAP income per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2006	September 30, 2007
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,365	$120,456
Short-term investments	92,989	94,015
Trade receivables	81,312	95,380
Other receivables and prepaid expenses	11,399	20,100
Inventories	18,619	11,957
Deferred tax assets	14,478	10,929

Total current assets	286,162	352,837

LONG-TERM ASSETS:
Marketable securities	135,810	143,334
Other long-term assets	12,030	17,450
Deferred tax assets	2,917	3,917
Property and equipment, net	15,813	17,297
Other intangible assets, net	111,182	169,936
Goodwill	220,430	441,275

Total long-term assets	498,182	793,209

TOTAL ASSETS	$784,344	$1,146,046

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,845	$16,822
Accrued expenses and other liabilities	146,990	214,134

Total current liabilities	169,835	230,956

LONG-TERM LIABILITIES:
Deferred tax liabilities	33,130	42,648
Other long-term liabilities	11,805	15,923

Total long-term liabilities	44,935	58,571

SHAREHOLDERS' EQUITY	569,574	856,519

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$784,344	$1,146,046

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Unaudited

Cash flows from operating activities:

Net income	$(5,403)	$9,232	$12,457	$29,129
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,871	7,105	15,047	20,630
Accrued severance pay, net	(83)	64	566	904
Amortization of discount (premium) and accrued interest
on marketable securities	(48)	100	103	(46)
Stock based compensation	2,930	4,579	8,043	14,522
Excess tax benefit from share-based payment arrangements	41	(482)	(2,495)	(3,968)
In-process research and development	12,670	3,710	12,881	3,710
Increase in trade receivables	(4,724)	(2,793)	(5,798)	(9,290)
Increase in other receivables and prepaid expenses	(730)	(3,981)	(1,004)	(9,693)
Decrease in inventories	4,822	1,824	9,159	7,233
Decrease in trade payables	(2,811)	(4,899)	(4,420)	(7,887)
Increase in accrued expenses and other liabilities	13,272	20,191	16,363	42,825
Deferred taxes, net	(1,475)	1,092	(1,755)	(1,479)
Other	(38)	(25)	(100)	(60)

Net cash provided by operating activities from continuing operations	25,294	35,717	59,047	86,530
Net cash provided by operating activities from discontinued operation	-	-	-	476

Net cash provided by operating activities	25,294	35,717	59,047	87,006

Cash flows from investing activities:

Purchase of property and equipment	(2,010)	(3,036)	(5,675)	(7,209)
Proceeds from sale of property and equipment	35	6	49	60
Investment in short-term bank deposits	(31)	(31)	(65)	(108)
Proceeds from short-term bank deposits	17	53	71	108
Proceeds from maturity of marketable securities	8,383	34,360	103,469	138,810
Investment in marketable securities	(2,012)	(1,030)	(130,387)	(161,761)
Proceeds of call of long-term held-to-maturity marketable securities	-	14,736	-	20,600
Capitalization of software development costs	(428)	(239)	(955)	(694)
Final settlement related to the purchase of Dictaphone CRS division	-	-	2,000	-
Payment for the acquisition of Actimize Ltd.	-	(195,362)	-	(195,362)
Payment for the acquisition of Fast Video Security AG	-	(4,975)	(21,313)	(4,975)
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	-	-	(500)	(500)
Payment for the acquisition of certain assets and liabilities of Performix	(314)	-	(14,484)	-
Payment for the acquisition of IEX Corporation	(202,475)		(202,698)	(1,500)
Increase (decrease) in accrued acquisition costs	-	8	(16)	(80)
Other investment activity, net	-	-	69	-

Net cash used by investing activities	(198,835)	(155,510)	(270,435)	(212,611)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	3,082	4,887	15,794	16,627
Proceeds from issuance of shares upon public offering, net	-	157,590	-	157,590
Excess tax benefit from share-based payment arrangements	(41)	482	2,495	3,968
Decrease in accrued expenses associated with the 2005 offering	-	-	(273)	-
Receipt of short-term bank loan	-	120,000	-	120,000
Repayment of short-term bank loan	-	(120,000)	-	(120,000)
Decrease in short-term bank credit assumed in the acquisition of Fast	-	-	(785)	-

Net cash provided by financing activities	3,041	162,959	17,231	178,185

Effect of exchange rate changes on cash	(136)	319	(26)	511

Increase (decrease) in cash and cash equivalents	(170,636)	43,485	(194,183)	53,091
Cash and cash equivalents at beginning of period	231,409	76,971	254,956	67,365

Cash and cash equivalents at end of period	$60,773	$120,456	$60,773	$120,456